

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Yishai Zohar
Chief Executive Officer
Gelesis Holdings, Inc.
501 Boylston Street, Suite 6102
Boston, MA 02116

  Re: Gelesis Holdings, Inc.
        Registration Statement on Form S-1
        Filed August 23, 2022
        File No. 333-267016

Dear Mr. Zohar:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Daniel Crawford at 202-551-7767 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Tiffany B. Williamson, Esq.